		EXHIBIT 99(a)
HSBC Finance Corporation
Saks Credit Card Master Trust, Series 2001-2

Original Principal
Class A	333,000,000.00
Class B	36,000,000.00

Number of Bonds (000's)
Class A	333,000
Class B	36,000

		2004 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest Distributions		5,491,644.07

CLASS B
Class B Principal Distributions		0.00
Class B Interest Distributions		743,751.25